N-SAR Item 77C Exhibit


Evergreen Equity Index Fund

On March 12, 2009, a Special Meeting of Shareholders for the Fund was held to consider a number of proposals.
On December 1, 2008, the record date for the meeting, the Fund had $402,591,733 of net assets outstanding of which $210,761,231 (52.35%)
of net assets were represented at the meeting.

Proposal 1 - To consider and act upon a new investment advisory agreement with Evergreen Investment Management
Company, LLC:

Net assets voted "For" $ 191,670,872
Net assets voted "Against" $ 5,507,383
Net assets voted "Abstain" $ 13,582,976